SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

November 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Matthew Crispino

Re:	SoundHound AI, Inc.
Registration Statement on Form S-1
Filed May 16, 2022
File No. 333-264972

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SoundHound AI, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, November 10, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Dr. Keyvan Mohajer
By: Dr. Keyvan Mohajer
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP